

Cedar Fair Entertainment Company

2006 Annual Report


SEC MAIL PROCESSING
RECEIVED
APR 1 0 2007
WASH, D.C. 203 SECTION


PROCESSED
APR 1 2 2007
THOMSON FINANCIAL


07050645

FUN from Coast to Coast



Valleyfair
Michigan's Adventure
Canada's Wonderland
Geauga Lake
Cedar Point
Soak City
Dorney Park
Worlds of Fun
Oceans of Fun
Kings Island
Kings Dominion
Carowinds
Great America
Knott's Soak City
Palm Springs
Knott's Soak City
Chula Vista

2006 Financial Highlights

For the years ended December 31, *(In thousands, except per unit and per capita amounts)*		**2006** (1)	**% Change from 2005**		2005	% Change from 2004
Net revenues	**$**	**831,389**	**46%**	$	568,707	5%
Adjusted EBITDA (2)		**310,274**	**60%**		194,200	12%
Operating income		**219,496**	**60%**		137,322	17%
Net income		**87,477**	**(46%)**		160,852	105%
Net income per limited partner unit - diluted	**$**	**1.59**	**(46%)**	$	2.93	99%
Cash distributions declared per limited partner unit (3)	**$**	**1.41**	**(23%)**	$	1.84	2%
Cash distributions paid per limited partner unit	**$**	**1.87**	**2%**	$	1.83	2%
Weighted average units outstanding - diluted		**54,872**	**0%**		54,950	3%
Partners' equity	**$**	**410,615**	**(5%)**	$	434,234	17%
Combined attendance		**19,317**	**52%**		12,738	1%
Combined in-park guest per capita spending	**$**	**38.71**	**3%**	$	37.68	3%

(1) Operating results for the Paramount Parks are included for the period subsequent to their acquisition date in June 2006.

(2) Amount represents earnings before interest, taxes, depreciation and other non-cash items. Management believes this figure is a meaningful measure of park-level operating profitability and will refer to it throughout the annual report. For a reconciliation of adjusted EBITDA to net income, see the table on page 7.

(3) The declaration of the 2006 fourth quarter distribution of $0.47, which was payable Febraury 15, 2007, did not occur until January 2007.

Our Markets

Cedar Fair Entertainment Company owns and operates twelve amusement parks, five separately gated outdoor water parks, one indoor water park and six hotels.



Cedar Point
Sandusky, OH
26 million people in Ohio, Michigan, western Pennsylvania and New York, northern West Virginia and Indiana, and southwestern Ontario, Canada



Great America
Santa Clara, CA
13 million people in San Jose, San Francisco, Sacramento, Modesto and Monterey, among other cities in Northern California



Knott's Berry Farm
Buena Park, CA
20 million people in Southern California including Los Angeles, Orange County, San Diego and Palm Springs



Dorney Park & Wildwater Kingdom
Allentown, PA
35 million people in Philadelphia, New Jersey, New York City, Lancaster, Harrisburg, York, Scranton, Wilkes-Barre and the Lehigh Valley



Kings Island
Kings Mills, OH
15 million people in Cincinnati, Dayton and Columbus, Ohio, Louisville and Lexington, Kentucky, and Indianapolis, Indiana



Valleyfair
Shakopee, MN
9 million people in Minnesota and surrounding states



Canada's Wonderland
Vaughn, Ontario
9 million people in the Toronto metropolitan area



Worlds of Fun
Kansas City, MO
7 million people in Missouri, Kansas and Nebraska



Kings Dominion
Doswell, VA
12 million people in Richmond and Norfolk, Virginia, Raleigh, North Carolina, Baltimore, Maryland and Washington, D.C.



Geauga Lake & Wildwater Kingdom
Aurora, OH
10 million people in Cleveland/Akron, Youngstown and Columbus, Ohio and Pittsburgh, Pennsylvania



Carowinds
Charlotte, NC
14 million people in Charlotte, Greensboro, and Raleigh, North Carolina, Greenville and Columbia, South Carolina



Michigan's Adventure
Muskegon, MI
5 million people in central and western Michigan and eastern Indiana

Cedar Fair also owns and operates the Castaway Bay Indoor Waterpark Resort in Sandusky, Ohio and Star Trek: The Experience, an interactive adventure in Las Vegas.



1000
800
600
400
200
0
264.1
419.5
438.0
472.9
477.3
502.9
510.0
542.0
568.7
831.4
97 98 99 00 01 02 03 04 05 06

Net Revenues
millions



20
15
10
5
0
7.4
11.5
11.2
11.7
11.9
12.4
12.2
12.6
12.7
19.3
97 98 99 00 01 02 03 04 05 06

Combined Attendance
millions



40
30
20
10
0
31.38
32.38
33.72
34.75
34.41
34.50
35.48
36.59
37.68
38.71
97 98 99 00 01 02 03 04 05 06

Combined Guest Per Capita Spending



350
300
250
200
150
100
50
0
97.8
144.7
151.8
162.9
152.7
170.1
175.7
173.0
194.2
310.3
97 98 99 00 01 02 03 04 05 06

EBITDA
Before Non-Cash and Non-Recurring Costs millions



2.0
1.5
1.0
0.5
0
1.26
1.29
1.39
1.50
1.58
1.65
1.74
1.79
1.83
1.87
97 98 99 00 01 02 03 04 05 06

Cash Distributions Paid
Per unit



35
30
25
20
15
10
5
0
25.88
26.00
19.38
18.35
24.79
23.60
30.75
32.90
28.54
27.82
97 98 99 00 01 02 03 04 05 06

Yearend Unit Price
Adjusted for 1997 2-for-1 Split

To Our Partners and Fellow Cedar Fair Employees:

I first visited Kings Island in 1972, shortly after it opened. At the time I was a manager in the Food Services Department at Cedar Point and several of us decided to drive down to Cincinnati from Sandusky to see the new park. I remember being very impressed with the entrance to Kings Island, and 35 years later it is still perhaps the most beautiful entrance of any amusement park in the country: the fountain just inside the main gate, the shops and stores lining the walkways on either side, all framed by the soaring replica of the Eiffel Tower in the background.



Over the years, I've visited Kings Island many times: to ride The Beast, an amazing wooden roller coaster; to see shows and walk the midways; or to see for myself Nickelodeon Universe, which has won the prestigious Golden Ticket Award for six consecutive years as the Best Kids' Area at any amusement park. My mission was to learn from another park in an effort to make our Cedar Fair parks better. And I did, but I confess I always hoped that one day Kings Island would be a Cedar Fair park. And now it is.

The big news for Cedar Fair in 2006 was our acquisition of the Paramount Parks from CBS: Kings Island in Cincinnati, Ohio; Kings Dominion in Richmond, Virginia; Carowinds, in Charlotte, North Carolina; Canada's Wonderland in Vaughn, Ontario, just outside Toronto; and Great America in Santa Clara, California. As part of the acquisition, we also acquired Star Trek: The Experience, a Las Vegas-based interactive experience, and a contract to manage Gilroy Gardens Family Theme Park, a small family park in northern California.

This acquisition brings many benefits to Cedar Fair, a key one being geographic diversification. Traditionally, we have been heavily dependent on our two largest parks: Cedar Point and Knott's Berry Farm. With this acquisition, Cedar Fair is now 12 amusement parks, five outdoor water parks, one indoor water park and six hotels spread across nine states and provinces. The company is in a much better position to weather any localized problems at one park or another.

This acquisition is the combination of two great bloodlines in our industry. The existing Cedar Fair parks are efficiently run operations, consistently producing some of the best margins and guest per capita spending in the industry. The new parks are beautiful properties located in growing market areas. They are strong assets with good management and a history of success, and they provide an excellent complement to our existing Cedar Fair parks. With the acquisition of these great parks, I am even more excited about the future of Cedar Fair.





2006 Financial Highlights

I am pleased to report that 2006 was another successful year for the Partnership. Combined attendance, including results from the new parks since their acquisition, totaled 19.3 million visits and average in-park guest per capita spending increased 3% to $38.71. For the original Cedar Fair parks, combined attendance was 12.6 million vs. 12.7 million in 2005 and average in-park guest spending remained relatively unchanged.

Worlds of Fun in Kansas City had a very strong year, helped greatly by the introduction of a new inverted roller coaster, Patriot. Dorney Park, Michigan's Adventure and Knott's Berry Farm also posted strong results.

Some of our northern parks were challenged by soft regional economies coupled with higher gas prices. The state of Michigan in particular has suffered through tough economic times with high unemployment rates and lack of job creation. This continued to negatively impact Cedar Point, which has traditionally attracted guests from more distant markets, and often for overnight stays.

We continued to make progress at Geauga Lake in 2006, with the water park attractions we added, but the park's attendance still fell below expectations. We have more to do to more appropriately balance our operating costs and the park's size with visitation trends and we will continue to look for additional ways to improve revenues and reduce overhead costs at Geauga Lake.

On a positive note, we saw continued growth in our fall season, something I'm very pleased with. Knott's Berry Farm, Cedar Point, Dorney Park, and Worlds of Fun all performed very well in October. We also experienced solid October results at our new parks. Our fall events have become increasingly important to our overall operating results and we believe our expansion into new vibrant markets will provide us with additional opportunities during the shoulder months.

Consolidated net revenues on a combined basis in 2006 were $831.4 million, including the addition of the new parks since July 1. Operating income, before non-cash accounting charges for depreciation and unit options, increased to $310.3 million. Net income decreased to $87.5 million or $1.59 per unit on a diluted basis, from $160.9 million, or $2.93 per unit in 2005. Reflected in the 2005 net income is a net tax benefit of $49.3 million resulting from the reversal of $62.6 million of contingent liabilities recorded in prior periods related to publicly traded partnership taxes.

I am pleased we were able to increase our cash distribution rate for 2007 for the 20th consecutive year, from $1.88 per limited partner unit in 2006 to $1.90. Over the past 20 years, we have distributed approximately $1.2 billion to our investors.



The 2007 Operating Season

I am very excited about the 2007 operating season. The Partnership will continue its long-term strategy of continually reinvesting in its parks to improve the guest experience. This strategy is one of the major reasons for our success. For the 2007 operating season, we are investing $83 million in additions and improvements at our parks.


MAVERICK

The headline act this year is a new $21 million roller coaster at Cedar Point. Located in the park's Frontiertown section, Maverick will treat riders to eight air-time-filled hills, three inversions, and a second launch through a dark tunnel as the coaster reaches speeds up to 70 mph. Maverick, a "terra coaster," will be Cedar Point's 17th roller coaster, adding to its reputation as the park with the world's finest collection of thrill rides. Many of its thrills will come from terrain-hugging elements and plenty of airtime. It's the perfect complement to our award winning Millennium Force, Top Thrill Dragster and Magnum.



You know my passion for roller coasters. This will be a gem and I can't wait to ride it.


Sierra
SIDEWINDER
TAKE A RIDE ON THE WILD SIDE

We are hopeful the combination of Maverick and several creative marketing initiatives will help reverse recent attendance declines at Cedar Point.


RENEGADE
OUTLAW COASTER

At Kings Dominion, we are adding an $11 million water park expansion. The new attractions will include the addition of a second wave pool, a Tornado water slide, and a Zoom Flume, which will give families the opportunity to enjoy a rafting adventure together. These attractions all have proven appeal at other Cedar Fair parks, and we believe they will be very popular with guests during the sticky Virginia summers.

For the 2007 season, Kings Island will introduce FireHawk, a "flying" coaster where riders will experience the sensation of flight as they ride in a horizontal position, diving and turning from a height of 115 feet. Kings Island has not opened a great thrill ride in several years, and we believe the rider market will respond eagerly to FireHawk. This unique flying coaster will complement the terrific lineup of family attractions at the park.

Knott's Berry Farm will put a new twist on traditional roller coasters in 2007 with the debut of Sierra Sidewinder. The new coaster not only takes riders through a series of nose-dives, banks, dips and turns, but while doing so, continually rotates on its axis. Only the second coaster of its kind, Sierra Sidewinder is sure to give kids as well as adults a ride like they have never experienced before.

At Valleyfair, we will invest $7 million for the 2007 season, highlighted by Renegade, a new wooden roller coaster. This 104-foot high coaster will entertain guests with a never-before-experienced first drop, a low-to-the-ground high-speed S-turn and a high-speed loading station fly-by. Another coaster I can't wait to ride.

In addition to these major ride introductions, we are investing approximately $27 million in other capital improvements across our parks, including additional rides and attractions, restaurant renovations, new games and other general improvements. Some of these investments are not very glamorous—restroom upgrades, utility lines, food equipment, road repair and concrete replacement—but they are necessary to maintain the infrastructure of our parks and for providing a great customer experience.

Anyone who has heard me address our team has heard me say: "It's not the capital dollars you put into your properties, it's how you spend those dollars."

With the input from our new and existing General Managers: Richard Zimmerman, Kings Dominion; Greg Scheid, Kings Island; John Shanrock, Carowinds; Frank Wilburn, Worlds of Fun; Jim Yeager, Dorney Park; Raffi Kaprelyan, Canada's Wonderland; Larry MacKenzie, Valleyfair; Marty Keithley, Knott's Berry Farm; Gregg Picon, Great America; Camille Jourden-Mark, Michigan's Adventure; and Bill Spehn, Geauga Lake and the guidance of Jack Falfas, Phil Bender, and John Hildebrandt, I feel our capital plan for 2007 will deliver maximum results.

Cedar Fair Entertainment Company

Recognizing the growth of our company and to better communicate to the financial world and the general public what we are all about, Cedar Fair, L.P. will now do business as Cedar Fair Entertainment Company. The strategy of the organization, however, has not changed. We remain focused on providing the best in family entertainment, guest experience and service.

I have stated in all my previous letters that any acquisition opportunity must contribute to increased cash flow and profitability to the Partnership and cash distributions to our partners over the long term. I believe strongly that the acquisition of the Paramount Parks will do just that. While we are committed to increasing our cash distributions to our partners, we are also committed to reducing the debt we incurred to finance this acquisition when and where we can.

The integration of the new parks into Cedar Fair is going very well. Much of the credit goes to Jack Falfas, our Chief Operating Officer, and Peter Crage, our Corporate Vice President of Finance and Chief Financial Officer. They have headed up the teams that assessed potential for savings and growth at each of the new properties. It was a significant benefit to take ownership of the new parks during the operating season. Jack, Peter, and their teams were able to see the parks in operation and see first hand what it was like on the front lines. You can learn a lot about a park from data, you can learn even more by walking the midways.

To date, we have standardized capital planning; made staffing adjustments; consolidated purchasing of a number of products and services; and launched joint marketing initiatives such as the introduction of the 2007 Cedar Fair Maxx Pass, which allows the holder access to all of our properties. We also acquired a great group of professionals in the information technology area, headed by Jim Rein. We are evaluating all systems and have already taken steps to implement those that will help us reach our goals.

The new parks have a strong tradition of providing outstanding family attractions, such as the Nickelodeon Universe, the HANNA-BARBERA characters and spectacular live entertainment. Cedar Fair's historical strengths have been in world class coasters like Millennium Force, Top Thrill Dragster, Steel Force and MAMBA, and great resort facilities. Are there great thrill rides in the future of the new parks, and will we introduce more family attractions in the other Cedar Fair parks? I wouldn't bet against it. Together, we are the Cedar Fair Entertainment Company and ready to provide the best entertainment experience possible for all of our guests.



Personal Note

When I was General Manager of Valleyfair in the 1980s I knew the names of all the full-time employees at the park, and many of our seasonal employees as well. Cedar Fair has now grown to 12 parks, five water parks, one indoor water park and six hotels. We have nearly 1,900 full-time employees and approximately 30,000 seasonal employees at peak season. The company has changed in many ways, but much of the work has not: greeting guests at the front gate each morning; loading and unloading roller coaster trains; scooping ice cream; stocking stores; answering guest questions; inspecting rides; and cleaning hotel rooms. It's challenging work, and much of it takes place behind the scenes. I'm proud of our employees and the work they do and I thank them for it.

If you are a long-time Cedar Fair investor, you know I often speak of what we call our Cornerstones: Safety, Service, Cleanliness, Courtesy and Integrity. These principles have been the foundation for our guest service philosophy for more than 35 years and they will not change. Every day we ask our employees to live these principles in their interactions with our guests and with each other.

In closing, I would like to welcome our new employees at Canada's Wonderland, Kings Island, Kings Dominion, Carowinds, Great America, Gilroy Gardens Family Theme Park and Star Trek: The Experience to our company. You're a great team, and together we will make Cedar Fair Entertainment Company the best in the industry.

I have often said that the best part of my job is walking our properties and talking to our guests and our employees. I try to get out in the park every day. Many of our unitholders enjoy visiting our parks with family and friends, and I thank you for your patronage and your interest. You often greet me on the midway, and I welcome the opportunity to say hello. When you get back home, drop me a line and tell me about your experience.

As always, I hope to see you on the midway.

Sincerely,



Richard L. Kinzel
Chairman, President & Chief Executive Officer
Cedar Fair Entertainment Company



Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview

We generate our revenues primarily from sales of (1) admission to our parks, (2) food, merchandise and games inside our parks, and (3) hotel rooms, food and other attractions outside our parks. Our principal costs and expenses, which include salaries and wages, advertising, maintenance, operating supplies, utilities and insurance, are relatively fixed and do not vary significantly with attendance.

On June 30, 2006, we completed the acquisition of all outstanding shares of capital stock of Paramount Parks, Inc. ("PPI") from a subsidiary of CBS Corporation. Upon closing of the transaction, we acquired, indirectly through Magnum Management Corporation, a wholly owned subsidiary of Cedar Fair, the following amusement parks: Canada's Wonderland near Toronto, Canada; Kings Island near Cincinnati, Ohio; Kings Dominion near Richmond, Virginia; Carowinds near Charlotte, North Carolina; and Great America located in Santa Clara, California. We also acquired Star Trek: The Experience, an interactive adventure in Las Vegas, and a management contract for Gilroy Gardens Family Theme Park in Gilroy, California. The acquisition represents a major strategic event in Cedar Fair's history and is expected to result in cost synergies as well as future growth opportunities. The results of PPI operations have been included in the Consolidated Financial Statements from June 30, 2006, the date of acquisition. Further discussion of the PPI transaction can be found under Note 3 to the Consolidated Financial Statements. Results of operations also include Geauga Lake since its acquisition in April of 2004.

With the acquisition of PPI, we are now 18 distinct locations, covering a much larger and diversified footprint. In order to efficiently manage our properties and communicate our results, we have created regional designations for our parks. The Northern Region, which is the largest, includes Cedar Point and the adjacent Soak City water park, Kings Island, Canada's Wonderland, Dorney Park, Valleyfair, Geauga Lake and Michigan's Adventure. The southern region includes Kings Dominion, Carowinds, Worlds of Fun and Oceans of Fun. Finally, our Western Region includes Knott's Berry Farm, Great America and the Soak City water parks located in Palm Springs, San Diego and adjacent to Knott's Berry Farm. This region also includes Star Trek: The Experience and the management contract with Gilroy Gardens Family Theme Park.



The table below presents certain financial data expressed as a percent of total net revenues and selective statistical information for the periods indicated.

For the years ended December 31, *(In millions)*	2006		2005		2004	
Net revenues:						
Admissions	$459.5	55.3%	$ 292.4	51.4%	$ 276.8	51.1%
Food, merchandise and games	306.9	36.9%	219.1	38.5%	211.2	38.9%
Accommodations and other	65.0	7.8%	57.2	10.1%	54.0	10.0%
Net revenues	831.4	100.0%	568.7	100.0%	542.0	100.0%
Cash operating costs and expenses	521.1	62.7%	374.5	65.9%	369.0	68.1%
Adjusted EBITDA [1]	310.3	37.3%	194.2	34.1%	173.0	31.9%
Depreciation and amortization	90.7	10.9%	55.8	9.8%	50.7	9.4%
Other non-cash costs	0.1	0.0%	1.1	0.2%	4.5	0.8%
Operating income	219.5	26.4%	137.3	24.1%	117.8	21.7%
Interest and other expense, net	88.2	10.6%	25.7	4.5%	20.8	3.8%
Loss on early extinguishment of debt	4.7	0.6%	—	—	—	—
Provision (benefit) for taxes	39.1	4.7%	(49.3)	(8.7%)	18.7	3.4%
Net income	$87.5	10.5%	$ 160.9	28.3%	$ 78.3	14.5%
Selective Statistical Information:						
Combined attendance *(in thousands)*	19,317		12,738		12,635	
Combined in-park guest per capita spending	$ 38.71		$ 37.68		$ 36.59	

(1) Adjusted EBITDA represents earnings before interest, taxes, depreciation, and other non-cash costs. Adjusted EBITDA is not a measurement of operating performance computed in accordance with GAAP and should not be considered as a substitute for operating income, net income or cash flows from operating activities computed in accordance with GAAP. We believe that adjusted EBITDA is a meaningful measure of park-level operating profitability because we use it for measuring returns on capital investments, evaluating potential acquisitions, determining awards under incentive compensation plans, and calculating compliance with certain loan covenants. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. A reconciliation of adjusted EBITDA to operating and net income (the most comparable financial measures) is provided in the table above.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our Consolidated Financial Statements, which were prepared in accordance with accounting principles generally accepted in the United States of America. These principles require us to make judgments, estimates and assumptions during the normal course of business that affect the amounts reported in the consolidated financial statements and related notes. The following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and operating results or involve a higher degree of judgment or complexity (see Note 2 to our Consolidated Financial Statements for a complete discussion of our significant accounting policies). Application of the critical accounting policies described below involves the exercise of judgment and the use of assumptions as to future uncertainties, and, as a result, actual results could differ from these estimates and assumptions. In addition, other companies may utilize different estimates and assumptions, which may impact the comparability of our results of operations to similar businesses.

Accounting for Business Combinations

Business combinations are accounted for under the purchase method of accounting. The amounts



assigned to the identifiable assets acquired and liabilities assumed in connection with acquisitions are based on estimated fair values as of the date of the acquisition, with the remainder, if any, recorded as goodwill. The fair values are determined by management, taking into consideration information obtained during the due diligence process, valuations supplied by independent appraisal experts and other relevant information. The valuations are generally based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment both by management and outside experts engaged to assist in this process.



Property and Equipment

Property and equipment are recorded at cost. Expenditures made to maintain such assets in their original operating condition are expensed as incurred, and improvements and upgrades are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The composite method is used for the group of assets acquired as a whole in 1983, as well as for the groups of like assets of each subsequent business acquisition. The unit method is used for all individual assets purchased.



Self-Insurance Reserves

Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. These estimates are established based upon historical claims data and third-party estimates of settlement costs for incurred claims. These reserves are periodically reviewed for changes in these factors and adjustments are made as needed.

Revenue Recognition

Revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket, and are adjusted at the end of each seasonal period. All other revenues are recognized on a daily basis based on actual guest spending at our facilities, or over the park operating season in the case of certain marina dockage revenues and certain sponsorship revenues.

Derivative Financial Instruments

Derivative financial instruments are only used within our overall risk management program to manage certain interest rate and foreign currency risks from time to time. We only have limited involvement with derivative financial instruments and do not use them for trading purposes.

The use of derivative financial instruments is accounted for according to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and related amendments. For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is reported as a component of "Other comprehensive income (loss)" and reclassified into earnings in the period during which the hedged transaction affects earnings. Derivative financial instruments used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in the cash flows of the related underlying exposures.

Results of Operations

2006 vs. 2005

Our results for 2006 are not directly comparable to the prior year due to the acquisition of PPI on June 30, 2006. Since material changes to our statements of operations are primarily due to this acquisition, we have provided below the operating results for 2006 on a same-park basis, compared to 2005.

The following table presents key operating and financial information for the years ended December 31, 2006 and 2005.

	All Properties (a)	Same Park Comparison (b)			
				Increase (Decrease)	
	12/31/06	12/31/06	12/31/05	$	%
		(Amounts in thousands except per capita spending)			
Attendance	19,317	12,618	12,738	(120)	(0.9)
Per capita spending	$ 38.71	$ 37.82	$ 37.68	$ 0.14	0.4
Out-of-park revenues	$ 103,553	$ 98,104	$ 97,091	$ 1,013	1.0
Net revenues	$ 831,389	$ 566,480	$ 568,707	$ (2,227)	(0.4)
Cash operating costs and expenses	521,115	376,130	374,507	1,623	0.4
Depreciation and amortization	90,703	57,492	55,765	1,727	3.1
Non-cash compensation expense	75	75	1,113	(1,038)	(93.3)
Operating income	$ 219,496	$ 132,783	$ 137,322	$ (4,539)	(3.3)

(a) Includes results for all owned and/or managed properties as of December 31, 2006.
(b) Same park comparison includes properties owned and operated for the full year in 2006 and 2005 and excludes the acquired parks.

Same-Park Comparison:

Consolidated net revenues in 2006 on a same-park basis decreased slightly to $566.5 million from $568.7 million in 2005. The decrease in net revenues was the result of a 1% decrease in combined attendance, a 1% increase in out-of-park revenues and average guest per capita spending which increased slightly. The small decrease in attendance and revenues is primarily due to performance at some of our Northern Region parks. This region was impacted by a continued soft economy coupled with higher gas prices throughout the 2006 operating season. This decrease was partially offset by increased attendance and per capita spending at other parks within the region. The Southern Region, which benefited from a world-class roller coaster introduced at Worlds of Fun, increased attendance and revenues over 10%, while the Western Region parks increased their in-park and out-of-park revenues on relatively steady attendance.

Excluding depreciation, amortization and other non-cash charges, total cash operating costs and expenses, on a same-park basis, increased slightly to $376.1 million from $374.5 million in 2005. The increase was attributable to higher operating costs in our Southern Region due in part to higher attendance, somewhat offset by reduced operating costs at Geauga Lake.

After higher depreciation, offset by a lower non-cash charge for unit options, operating income for 2006 on a same-park basis decreased 3% to $132.8 million from $137.3 million a year ago.

Because we strongly emphasize generating cash flow for distributions to our unitholders, a meaningful measure of our operating results is adjusted EBITDA, which represents earnings before interest, taxes, depreciation, and other non-cash charges and credits



(for additional information regarding adjusted EBITDA, see the table at the beginning of "Management's Discussion and Analysis of Financial Conditions and Results of Operations" on page 7). In 2006, adjusted EBITDA on a same-park basis decreased 2%, or $3.8 million, to $190.4 million, in large part due to a decrease in operating profits from some of our Northern Region parks. This decrease was offset slightly by improved results at other parks within the Northern Region, our Southern Region parks, where a new world-class roller coaster was introduced at Worlds of Fun, and our Western parks, where in-park and out-of-park spending increased year-over-year. Based on these results, our consolidated adjusted EBITDA margin in 2006 on a same park basis decreased to 33.6% from 34.1% in 2005.

All Properties

On a combined basis including the newly acquired parks, consolidated net revenues for 2006 were $831.4 million. Excluding depreciation and other non-cash charges, combined operating costs and expenses were $521.1 million. After depreciation and a small non-cash charge for unit options, operating income for 2006 was $219.5 million compared with $137.3 million in 2005.

Interest expense for the year increased $62.1 million to $88.3 million, due to the acquisition financing and refinancing of existing debt. As part of the refinancing of existing debt, we recognized a loss on the early extinguishment of debt of $4.7 million. Further discussion of this transaction can be found in the "Liquidity and Capital Resources" section and in Note 3 to the Consolidated Financial Statements.

A provision for taxes of $39.1 million was recorded to account for the tax attributes of our corporate subsidiaries ($31.2 million) and publicly traded partnership ("PTP") taxes ($7.9 million). This compares with a benefit for taxes of $49.3 for 2005, when we reversed $62.6 million of contingent liabilities related to PTP taxes.

After interest expense and provision for taxes, combined net income for the period totaled $87.5 million, or $1.59 per diluted limited partner unit, compared with net income of $160.9 million, or $2.93 per unit, a year ago.

2005 vs. 2004

Consolidated net revenues in 2005 increased 5%, or $26.7 million, to $568.7 million. The increase in net revenues was the result of a 1% increase in combined attendance across our 12 properties (to 12.7 million from 12.6 million in 2004), a 3% increase in average in-park guest per capita spending (to $37.68 from $36.59 in 2004), and a 12%, or $10.2 million, increase in out-of-park revenues. Although combined attendance increased only 1%, or approximately 100,000 visits, in-park revenues increased approximately $16.5 million on the strength of improved average in-park guest per capita spending. The increase in out-of-park revenues was due to the first full-year performance of the Castaway Bay Indoor Waterpark resort, as well as improved results at our Knott's Berry Farm Resort Hotel and the introduction of a new T.G.I. Friday's restaurant at Knott's in July of 2005.

The increase in attendance in 2005 was led by strong performances from Dorney Park and Michigan's Adventure, both of which introduced successful new attractions this season, and our two Midwest water parks, which benefited from a hot, dry summer. These gains helped offset attendance shortfalls at our Cedar Point, Valleyfair and Worlds of Fun amusement parks. For the year, combined attendance at our seven amusement parks was unchanged at 11.3 million guests, and attendance at our five water parks totaled 1.5 million guests, up 7% between years. The 3% increase in our average in-park guest per capita spending level in 2005 was principally due to increased admission revenues at our amusement parks.

Excluding depreciation and all other non-cash charges, total operating costs and expenses in 2005 increased 1.5%, or $5.5 million, to $374.5 million from $369.0 million in 2004. This was primarily due to the additional operating costs and expenses of Geauga Lake, which was acquired in April 2004, and the incremental operating costs of Castaway Bay, which opened in November 2004. As a percent of revenues, operating costs decreased between years. After depreciation and a $1.1 million non-cash charge for unit options, operating income in 2005 increased 17% to $137.3 million from $117.8 million a year ago. This increase is primarily attributable to the strong results at Knott's Berry Farm and Dorney Park.

In 2005, adjusted EBITDA increased 12%, or $21.2 million, to $194.2 million, in large part due to improved operating results at Knott's Berry Farm. Increased attendance and strong operating results at Dorney Park and Michigan's Adventure also contributed nicely. Our consolidated adjusted EBITDA margin in 2005 increased to 34.1% from 31.9% in 2004, with adjusted EBITDA margins improving at all of our parks due to a continued focus on controlling operating costs and expenses.

In 2002, we recorded a $7.6 million non-cash charge related to the change in fair value of two of our interest rate swap agreements that could not be designated as effective hedges under the applicable accounting rules. This amount reversed into income over the life of the swaps as they continued to serve the purpose of leveling cash interest costs. In 2005, we recognized a non-cash credit of $459,000 for the change in fair value of the swaps as they expired in the first quarter. This compared to a non-cash credit of $4.5 million in 2004. These amounts are aggregated with interest expense in the accompanying table.

After non-cash credits, interest expense and provision for taxes, net income for 2005 totaled $160.9 million, or $2.93 per diluted limited partner unit, compared to net income of $78.3 million, or $1.47 per unit, in 2004.

Reflected in the 2005 provision for taxes is the reversal of $62.6 million of contingent liabilities recorded from 1998 through 2004 related to PTP taxes. The accrual was established when the PTP taxes first came into effect, because we could not be certain at that time how the taxes would be applied. Now after a number of years of filing returns, we have more complete evidence as to how the taxes are imposed, including the completion of examinations of our tax filings. Based on this evidence, we determined that the accrual was no longer required and reversed the $62.6 million of contingent liabilities back into income in 2005. The adjustment to the PTP tax accrual, which was partially offset by PTP taxes payable for the year and the impact of the tax attributes of our corporate subsidiaries, resulted in a 2005 net credit for taxes of $49.3 million, which is composed of a $53.6 million credit and a $4.3 million provision, for the PTP tax and income taxes, respectively. It is important to note that since this is a reversal of a previously recorded accrual, it has no affect on our cash flow in the current period. Excluding the impact of reversing the PTP tax accrual and computing a 2005 accrual consistent with the treatment applied in 2004, net income for the year would have been $87.6 million, or $1.59 per diluted limited partner unit, up $9.3 million, or 12%, from 2004.



Liquidity and Capital Resources

We ended 2006 in sound financial condition in terms of both liquidity and cash flow. The negative working capital ratio (current liabilities divided by current assets) of 1.5 at December 31, 2006 is the result of our highly seasonal business offset somewhat by the recent refinancing of debt due to the acquisition of PPI on June 30, 2006. Further discussion of this transaction can be found in Note 3 to the Consolidated Financial Statements. Receivables and inventories are at normally low seasonal levels and credit facilities are in place to fund current liabilities, capital expenditures and pre-opening expenses as required.

Operating Activities

Net cash from operating activities in 2006 increased $5.9 million to $166.4 million compared with $160.5 million in 2005. The increase in operating cash flows is primarily attributable to the operation of the newly acquired parks, substantially offset by higher cash interest payments.

In 2005, net cash from operating activities increased $12.3 million to $160.5 million from $148.2 million in 2004. This increase reflects an increase in operating profit of $19.5 million between years, offset by changes in working capital and higher cash interest payments.

Investing Activities

Investing activities consist principally of acquisitions and capital investments we make in our park and resort properties. During 2006, net cash used for investing activities totaled $1,312.9 million, compared to $75.7 million in 2005. The increase in net cash for investing activities is primarily attributable to the acquisition of PPI.

Historically, we have been able to improve our revenues and profitability by continuing to make substantial investments in our park and resort facilities. This has enabled us to maintain or increase attendance levels, as well as generate increases in guest per capita spending and revenues from guest accommodations, while carefully controlling operating and administrative expenses.

For the 2007 operating season, we are investing approximately $83 million in capital improvements at our 18 properties, including the addition of world-class roller coasters at Cedar Point, Kings Island and Valleyfair. The 2007 program will also include new water attractions at Kings Dominion and a new spinning coaster at Knott's Berry Farm.

In addition to adding great new thrill rides, we are also investing in other capital improvements across our parks, including additional rides and attractions, restaurant renovations, new games and other general improvements.

We believe the combination of a strong capital program, our first full year of operating the newly acquired parks and our continued focus on guest service, will improve attendance, per capita and operating results company wide in 2007. However, stable population trends in the parks' market areas and uncontrollable factors, such as weather, the economy, and competition for leisure time and spending, preclude us from anticipating significant long-term increases in attendance.

Financing Activities

Net cash from financing activities totaled $1,173.3 million in 2006, compared to net cash utilized of $83.8 million in 2005 and net cash from financing activities of $73.1 million in 2004. The significant increase in cash from financing activities is attributable to higher borrowings to fund the PPI acquisition.

Capital Resources

In June 2006, and as amended in August 2006, in connection with the acquisition of PPI we entered into a new $2,090 million credit agreement with several banks and certain "Lenders" party thereto (the "Credit Agreement"). In February 2007, we took advantage of favorable market conditions and amended the Credit Agreement, reducing interest rate spreads on the term borrowings by 50 basis points (bps). The 50 bps reduction in interest rate is expected to save us approximately $8.0 million in cash interest costs annually.

The credit facilities provided under the Credit Agreement include a $1,475 million U.S. term loan, $310 million in U.S. revolving loan commitments, a $270 million Canadian term loan and $35 million in Canadian revolving loan commitments.

Under the amended agreement, U.S. denominated loans made under the U.S. and Canadian revolving loan commitments currently bear interest at a rate based on LIBOR plus 250 bps. Canadian denominated loans made under the Canadian revolving commitments currently bear interest at a rate based on Bankers' Acceptance plus 250 bps. All term debt currently bears interest at either a rate based on LIBOR plus 200 bps or a rate based on a prime rate plus 100 bps. The U.S. term loan matures on August 30, 2012 and amortizes at a rate of $14.8 million per year. The Canadian term loan matures on February 17, 2012 and amortizes at a rate of $2.7 million per year. The U.S. revolving commitment and the Canadian revolving commitment expire on August 30, 2011. The credit agreement also provides for the issuance of documentary and standby letters of credit.

At December 31, 2006, we had $1,736.3 million of variable-rate term debt and $40.9 million in borrowings under the revolving credit facility. During 2006, we entered into several interest rate swap agreements which effectively converted $1.0 billion of our variable-rate debt to a fixed-rate of 7.6%, after taking into account the February 2007 amendment to the credit agreement. During 2006 we also entered into two cross-currency swap agreements to manage our foreign currency risk exposure on term debt borrowings related to our wholly owned Canadian subsidiary. In February 2007, we terminated the two cross-currency swaps and received $3.9 million in cash upon termination. We replaced these swaps with two new cross-currency swap agreements, which effectively convert $268.7 million of term debt,



and the associated interest payments, from U.S. dollar denominated debt at a rate of LIBOR plus 200 bps to 6.3% fixed-rate Canadian dollar denominated debt.

Of the total term debt, $17.5 million is scheduled to mature in 2007. Based on interest rates in effect at year-end for variable-rate debt, cash interest payments for 2007 would total approximately $136 million, 54% higher than interest paid in 2006, which included only six months of interest payments from the acquisition of the Paramount Parks. In addition, cash distributions in 2007, at the current rate of $1.88 per unit, would total approximately $102 million, 1% higher than the distributions paid in 2006.

Credit facilities and cash flow from operations are expected to be adequate to meet working capital needs, debt service, planned capital expenditures and regular quarterly cash distributions for the foreseeable future.

Contractual Obligations

The following table summarizes certain obligations (on an undiscounted basis) at December 31, 2006 (in millions):

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$ 2,491.9	$ 148.5	$ 293.0	$ 327.7	$ 1,722.7
Capital expenditures (2)	41.6	35.6	6.0	—	—
Lease and other obligations (3)	34.3	19.7	12.8	0.6	1.2
Total	$ 2,567.8	$ 203.8	$ 311.8	$ 328.3	$ 1,723.9

(1) Represents maturities on long-term debt obligations, plus contractual interest payments on all debt. See Note 5 in "Notes to Consolidated Financial Statements" for further information.
(2) Represents contractual obligations in place at year-end for the purchase of new rides and attractions. Obligations not denominated in U.S. dollars have been converted based on the exchange rates existing on December 31, 2006.
(3) Represents contractual lease obligations in place at year-end.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet financing arrangements.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks from fluctuations in interest rates and currency exchange rates. The objective of our financial risk management is to reduce the potential negative impact of interest rate and foreign currency exchange rate fluctuations to acceptable levels. We do not acquire market risk sensitive instruments for trading purposes.

At December 31, 2006, $1,268.7 million or 71% of our outstanding long-term debt had been converted to fixed-rate debt through the use of interest rate swap agreements and cross-currency interest rate swap agreements (as discussed in "Capital Resources" above) and $508.5 million represented variable-rate debt. Assuming an average balance on our revolving credit borrowings, the cash flow impact of a hypothetical one percentage point change in the applicable interest rates on our variable-rate debt would be approximately $5.3 million as of December 31, 2006.

Except for its cross-currency interest rate swap agreements, which hedge a substantial portion of its Canadian subsidiary's debt, the Partnership is exposed to foreign currency translation on its operations in Canada. The Partnership does not expect currency translation will have a material adverse effect on its financial condition, results of operations or cash flows.

Impact of Inflation

Substantial increases in costs and expenses could impact our operating results to the extent such increases could possibly not be passed along to our guests. In particular, increases in labor, supplies, taxes and utility expenses could have an impact on our operating results. The majority of our employees are seasonal and are paid hourly rates, which although not tied directly to federal and state minimum wage laws, do follow those wage trends. Historically, we have been able to pass along cost increases to guests through increases in admission, food, merchandise and other prices, and we believe that we will continue to have the ability to do so over the long term. We believe that the effects of inflation, if any, on our operating results and financial condition have been and will continue to be minor.

Forward Looking Statements

Some of the statements contained in this report (including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section) that are not historical in nature are forward-looking statements within the meaning of Section 27A of the Securities and Exchange Act of 1933 and Section 21E of the Securities and Exchange Act of 1934, including statements as to our expectations, beliefs and strategies regarding the future. These forward-looking statements may involve risks and uncertainties that are difficult to predict, may be beyond our control and could cause actual results to differ materially from those described in such statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Important factors, including those listed under Item 1A in this Form 10-K, could adversely affect our future financial performance and cause actual results to differ materially from our expectations.






SUPREME SCREAM

Consolidated Balance Sheets

December 31,	2006	2005
(In thousands)		
Assets		
Current Assets:		
Cash and cash equivalents	**$ 30,203**	$ 4,421
Receivables	**21,796**	7,259
Inventories	**26,377**	17,678
Prepaids and other current assets	**26,132**	11,252
	104,508	40,610
Property and Equipment:		
Land	**325,617**	174,081
Land improvements	**315,406**	163,952
Buildings	**580,588**	308,748
Rides and equipment	**1,237,790**	714,862
Construction in progress	**25,288**	23,434
	2,484,689	1,385,077
Less accumulated depreciation	**(498,980)**	(417,821)
	1,985,709	967,256
Goodwill	**314,057**	9,061
Other Intangibles, net	**64,837**	985
Other Assets	**41,810**	6,882
	$ 2,510,921	$ 1,024,794
Liabilities and Partners' Equity		
Current Liabilities:		
Current maturities of long-term debt	**$ 17,450**	$ 20,000
Accounts payable	**19,764**	16,590
Distribution payable to partners	**—**	24,747
Deferred revenue	**19,490**	10,794
Accrued interest	**1,345**	6,698
Accrued taxes	**38,632**	21,395
Accrued salaries, wages and benefits	**27,537**	14,021
Self-insurance reserves	**22,124**	14,386
Other accrued liabilities	**12,916**	2,102
	159,258	130,733
Deferred Tax Liability	**146,801**	—
Other Liabilities	**34,534**	8,977
Long-Term Debt:		
Revolving credit loans	**40,888**	105,850
Term debt	**1,718,825**	345,000
	1,759,713	450,850
Partners' Equity:		
Special L.P. interests	**5,290**	5,290
General partner	**1**	1
Limited partners, 54,092 and 53,797 units outstanding at December 31, 2006 and December 31, 2005, respectively	**440,516**	428,943
Accumulated other comprehensive loss	**(35,192)**	—
	410,615	434,234
	$ 2,510,921	$ 1,024,794

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements Of Operations

For the years ended December 31,	2006	2005	2004
(In thousands, except per unit amounts)			
Net revenues:			
Admissions	**$ 459,475**	$ 292,408	$ 276,761
Food, merchandise and games	**306,914**	219,094	211,260
Accommodations and other	**65,000**	57,205	53,951
	831,389	568,707	541,972
Costs and expenses:			
Cost of food, merchandise and games revenues	**80,202**	57,606	56,721
Operating expenses	**340,264**	243,643	242,062
Selling, general and administrative	**100,724**	74,371	74,669
Depreciation and amortization	**90,703**	55,765	50,690
	611,893	431,385	424,142
Operating income	**219,496**	137,322	117,830
Interest expense	**88,294**	26,205	25,263
Loss on early extinguishment of debt	**4,697**	—	—
Other income	**(59)**	(459)	(4,463)
Income before taxes	**126,564**	111,576	97,030
Provision (benefit) for taxes	**39,087**	(49,276)	18,715
Net income	**$ 87,477**	$ 160,852	$ 78,315
Net income (loss) allocated to general partner	**1**	2	(32)
Net income allocated to limited partners	**$ 87,476**	$ 160,850	$ 78,347
Earnings Per Limited Partner Unit:			
Weighted average limited partner units outstanding - basic	**53,957**	53,659	51,968
Net income per limited partner unit - basic	**$ 1.62**	$ 3.00	$ 1.51
Weighted average limited partner units outstanding - diluted	**54,872**	54,950	53,315
Net income per limited partner unit - diluted	**$ 1.59**	$ 2.93	$ 1.47

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



Consolidated Statements Of Cash Flows

For the years ended December 31,	2006	2005	2004
(In thousands)			
Cash Flows From (For) Operating Activities			
Net income	**$ 87,477**	$ 160,852	$ 78,315
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	**90,703**	55,765	50,690
Non-cash unit option expense	**75**	1,113	4,498
Loss on early extinguishment of debt	**4,697**	—	—
Other non-cash (income) expense	**3,486**	76	(4,432)
Deferred income taxes	**12,573**	(3,071)	—
Excess tax benefit from unit-based compensation expense	**(946)**	—	—
Change in assets and liabilities, net of effects from acquisitions:			
(Increase) decrease in current assets	**34,467**	(3,511)	(976)
(Increase) decrease in other assets	**1,731**	(5,915)	(550)
Increase (decrease) in accounts payable	**(26,582)**	5,786	(1,047)
Increase (decrease) in accrued taxes	**10,280**	(49,906)	12,735
Increase in self-insurance reserves	**523**	128	3,357
Increase (decrease) in deferred revenue and other current liabilities	**(46,980)**	(538)	2,083
Increase (decrease) in other liabilities	**(5,080)**	(231)	3,488
Net cash from operating activities	**166,424**	160,548	148,161
Cash Flows (For) Investing Activities			
Acquisition of Paramount Parks, net of cash acquired	**(1,253,461)**	—	—
Acquisition of Geauga Lake assets	—	—	(144,269)
Capital expenditures	**(59,458)**	(75,655)	(75,878)
Net cash (for) investing activities	**(1,312,919)**	(75,655)	(220,147)
Cash Flows From (For) Financing Activities			
Acquisition of Paramount Parks:			
Term debt borrowings	**1,745,000**	—	—
Payment of debt issuance costs	**(27,842)**	—	—
Net proceeds from public offering of limited partnership units	—	—	73,268
Net borrowings (payments) on revolving credit loans	**(64,962)**	30,450	37,650
Term debt borrowings	—	—	75,000
Term debt payments, including early termination penalties	**(379,778)**	(20,000)	(20,000)
Distributions paid to partners	**(100,830)**	(98,122)	(92,151)
Termination of interest rate swap agreements	—	2,981	—
Exercise of limited partnership unit options	**749**	866	86
Excess tax benefit from unit-based compensation expense	**946**	—	—
Cash paid in repurchase of 0.1% general partner interest	—	—	(708)
Net cash from (for) financing activities	**(1,173,283)**	(83,825)	73,145
Effect of Exchange Rate Changes on Cash	**(1,006)**	—	—
Cash and Cash Equivalents			
Net increase for the year	**25,782**	1,068	1,159
Balance, beginning of year	**4,421**	3,353	2,194
Balance, end of year	**$ 30,203**	$ 4,421	$ 3,353
Supplemental Information			
Cash payments for interest expense	**$ 90,886**	$ 26,364	$ 24,027
Interest capitalized	**1,158**	602	1,214
Cash payments for income taxes	**9,736**	8,752	8,832

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements Of Partners' Equity

For the years ended December 31,	2006	2005	2004
(In thousands, except per unit amounts)			
Limited Partnership Units Outstanding			
Beginning balance	**53,797**	53,480	50,673
Limited partnership unit options exercised	**281**	294	150
Issuance of limited partnership units as compensation	**14**	23	1
Issuance of limited partnership units to repurchase 0.1% general partner interest	**—**	—	89
Sale of limited partnership units	**—**	—	2,567
	54,092	53,797	53,480
Limited Partners' Equity			
Beginning balance	**$ 428,943**	$ 365,193	$ 303,536
Net income	**87,476**	160,850	78,347
Partnership distribution declared (2006 - $1.41; 2005 - $1.84; 2004 - $1.80 per limited partner unit)	**(76,098)**	(98,802)	(93,874)
Expense recognized for limited partnership unit options	**75**	1,113	4,498
Limited partnership unit options exercised	**749**	866	86
Tax effect of units involved in option exercises and treasury unit transactions	**(1,040)**	(1,031)	—
Issuance of limited partnership units as compensation	**411**	754	31
Repurchase of 0.1% general partner interest	**—**	—	(699)
Net proceeds from sale of limited partnership units	**—**	—	73,268
	440,516	428,943	365,193
General Partner's Equity			
Beginning balance	**1**	—	65
Net income (loss)	**1**	2	(32)
Partnership distribution declared	**(1)**	(1)	(24)
Repurchase of 0.1% general partner interest	**—**	—	(9)
	1	1	—
Special L.P. Interests	**5,290**	5,290	5,290
Accumulated Other Comprehensive Loss			
Cumulative foreign currency translation adjustment:			
Beginning balance	**—**	—	—
Current year activity, net of tax $(1,167)	**(2,039)**	—	—
	(2,039)	—	—
Unrealized loss on cash flow hedging derivatives:			
Beginning balance	**—**	—	—
Current year activity, net of tax $(3,026)	**(33,153)**	—	—
	(33,153)	—	—
	(35,192)	—	—
Total Partners' Equity	**$ 410,615**	$ 434,234	$ 370,483
Summary of Comprehensive Income			
Net income	**$ 87,477**	$ 160,852	$ 78,315
Other comprehensive loss	**(35,192)**	—	—
Total Comprehensive Income	**$ 52,285**	$ 160,852	$ 78,315

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes To Consolidated Financial Statements

(1) Partnership Organization:
Cedar Fair, L.P. (the "Partnership") is a Delaware limited partnership that commenced operations in 1983 when it acquired Cedar Point, Inc., and became a publicly traded partnership in 1987. The Partnership's general partner is Cedar Fair Management, Inc., an Ohio corporation whose shares are held by an Ohio trust (the "General Partner"). The General Partner owns a 0.001% interest in the Partnership's income, losses and cash distributions, except in defined circumstances, and has full control over all activities of the Partnership. At December 31, 2006, there were 54,091,712 outstanding limited partnership units registered on The New York Stock Exchange, net of 270,271 units held in treasury.

The General Partner may, with the approval of a specified percentage of the limited partners, make additional capital contributions to the Partnership, but is only obligated to do so if the liabilities of the Partnership cannot otherwise be paid or there exists a negative balance in its capital account at the time of its withdrawal from the Partnership. The General Partner, in accordance with the terms of the Partnership Agreement, is required to make regular cash distributions on a quarterly basis of all the Partnership's available cash, as defined.

(2) Summary of Significant Accounting Policies:
The following policies are used by the Partnership in its preparation of the accompanying consolidated financial statements.

Principles of Consolidation
The consolidated financial statements include the accounts of the Partnership and its subsidiaries, all of which are wholly owned. All significant intercompany transactions and balances are eliminated in consolidation.

Foreign Currency
The financial statements of the Partnership's Canadian subsidiary are measured using the Canadian dollar as its functional currency. Assets and liabilities are translated into U.S. dollars at current exchange rates, while income and expenses are translated at average monthly exchange rates. Translation gains and losses are included as components of accumulated other comprehensive income in partners' equity. Transaction gains and losses included in the consolidated statements of operations were not material.

Segment Reporting
Although the Partnership manages its parks with a high degree of autonomy, each park offers similar products and services to similar customers. Therefore, the Partnership operates within the single reportable segment of amusement/water parks with accompanying resort facilities.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during each period. Actual results could differ from those estimates.

Reclassifications
Certain prior year balances have been reclassified to conform with current year presentation.

Inventories
The Partnership's inventories primarily consist of purchased products, such as merchandise and food, for sale to its customers. All inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment
Property and equipment are recorded at cost. Expenditures made to maintain such assets in their original operating condition are expensed as incurred, and improvements and upgrades are capitalized. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets. The composite method is used for the group of assets acquired as a whole in 1983, as well as for the groups of like assets of each

subsequent business acquisition. The unit method is used for all individual assets purchased. Depreciation expense totaled $90.0 million in 2006, $55.2 million in 2005, and $50.1 million in 2004.

Under the composite depreciation method, assets with similar estimated lives are grouped together and the several pools of assets are depreciated on an aggregate basis. No gain or loss is recognized on normal retirements of composite assets. Instead, the acquisition cost of a retired asset reduces accumulated depreciation for the composite group. Abnormal retirements of composite assets could result in the recognition of a gain or loss. Management periodically reviews the composite groups to ensure that retirements have not extended the asset lives beyond their estimated remaining economic life.

Under the unit method of depreciation, individual assets are depreciated over their estimated useful lives, with gains and losses on all asset retirements recognized currently in income.

The weighted average useful lives combining both methods are approximately:

Land improvements	21 Years
Buildings	24 Years
Rides	17 Years
Equipment	9 Years

Impairment of Long-Lived Assets

Effective January 1, 2002, the Partnership adopted Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets be reviewed for impairment upon the occurrence of events or changes in circumstances that would indicate that the carrying value of the assets may not be recoverable. An impairment loss may be recognized when estimated undiscounted future cash flows expected to result from the use of the asset, including disposition, are less than the carrying value of the asset. The measurement of the impairment loss to be recognized is based on the difference between the fair value and the carrying amounts of the assets. Fair value is generally determined based on a discounted cash flow analysis. In order to determine if an asset has been impaired, assets are grouped and tested at the lowest level for which identifiable, independent cash flows are available.

Goodwill

Effective January 1, 2002, the Partnership adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill no longer be amortized, but instead be tested for impairment. An impairment charge would be recognized for the amount, if any, by which the carrying amount of goodwill exceeds its implied fair value. The fair value of a reporting unit and the related implied fair value of its respective goodwill are established through independent fair-market appraisals. Goodwill is reviewed annually for impairment. Goodwill related to parks acquired prior to 2006 is tested for impairment as of October 1st. The Partnership completed this review during the fourth quarter in 2006 and determined that goodwill is not impaired. Goodwill related to the Paramount Parks acquisition (see Note 3) will be tested for impairment as of April 1, 2007.

Intangible Assets

The Partnership's intangible assets consist primarily of trade-names. The Partnership assesses the indefinite-lived trade-names for impairment separately from goodwill. After considering the expected use of the trade-names and reviewing any legal, regulatory, contractual, obsolescence, demand, competitive or other economic factors that could limit the useful lives of the trade-names, in accordance with SFAS No. 142, the Partnership determined that the trade-names had indefinite lives. Pursuant to SFAS No. 142, indefinite-lived intangible assets are no longer amortized, but rather are reviewed annually or more frequently if impairment indicators arise. The trade-names relate to the acquisition of Paramount Parks and will be tested for impairment as of April 1, 2007.

Self-Insurance Reserves

Reserves are recorded for the estimated amounts of guest and employee claims and expenses incurred each period that are not covered by insurance. These estimates are established based upon historical claims data and third-party estimates of settlement costs for incurred claims. These reserves are periodically reviewed for changes in these factors and adjustments are made as needed.

Derivative Financial Instruments

The Partnership is exposed to market risks, primarily resulting from changes in interest rates and currency exchange rates. To manage these risks, it may enter into derivative transactions pursuant to its overall financial risk management program. The Partnership has only limited involvement with derivative financial instruments and does not use them for trading purposes.

The Partnership accounts for the use of derivative financial instruments according to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and related amendments. For derivative instruments that hedge the exposure of variability in short-term rates, designated as cash flow hedges, the effective portion of the change in fair value of the derivative instrument is reported as a component of "Other comprehensive income (loss)" and reclassified into earnings in the period during which the hedged transaction affects earnings. For derivative instruments that hedge the exposure to changes in the fair value of certain fixed-rate debt, designated as fair value hedges, the effective portion of the change in fair value of the derivative instrument is reported in "Other assets" or "Other liabilities" with a corresponding adjustment to the liability being hedged. For the ineffective portion of a derivative, the change in fair value, if any, is recognized currently in earnings together with the changes in fair value of derivatives not designated as hedges. Derivative financial instruments used in hedging transactions are assessed both at inception and quarterly thereafter to ensure they are effective in offsetting changes in either the fair value or cash flows of the related underlying exposures.

Revenue Recognition

Revenues on multi-day admission tickets are recognized over the estimated number of visits expected for each type of ticket and are adjusted at the end of each seasonal period. All other revenues are recognized on a daily basis based on actual guest spending at our facilities, or over the park operating season in the case of certain marina dockage revenues.

Advertising Costs

The Partnership expenses all costs associated with its advertising, promotion and marketing programs over each park's operating season, including certain costs incurred prior to the season that are amortized over the season. Advertising expense totaled $41.4 million in 2006, $35.4 million in 2005 and $34.5 million in 2004. Amounts incurred through year-end for the following year's advertising programs are included in prepaid expenses.

Unit-Based Compensation

Effective January 1, 2003, the Partnership began to account for unit options under the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." In December 2004, SFAS No. 123 was reissued as SFAS No. 123R, "Share-Based Payment," which requires measurement of compensation cost for all equity-based awards at fair value on the date of grant and recognition of compensation over the service period for awards expected to vest. Generally, the approach in SFAS No. 123R is similar to the fair value approach described in SFAS No. 123. The Partnership adopted SFAS No. 123R effective January 1, 2006 following the modified prospective method. Because the vast majority of its outstanding unit options were already fully vested, the adoption of this standard did not have a material effect on its financial statements. The Partnership uses a binomial option-pricing model for all grant date estimations of fair value under SFAS No. 123 and SFAS No. 123R.

Income Taxes

The Partnership's legal structure includes both partnerships and corporate subsidiaries. The Partnership itself is not subject to corporate income taxes; rather the Partnership's tax attributes (except those of its corporate subsidiaries) are included in the tax returns of its partners. The Partnership's corporate subsidiaries are subject to entity-level income taxes.

Neither the Partnership's financial reporting income, nor the cash distributions to unitholders, can be used as a substitute for the detailed tax calculations that the Partnership must perform annually for its partners. Net income from the Partnership is not treated as "passive income" for federal income tax purposes. As a result, partners subject to the passive activity loss rules are not permitted to offset income from the Partnership with passive losses from other sources.

Earnings Per Unit

For purposes of calculating the basic and diluted earnings per limited partner unit, no adjustments have been made to the reported amounts of net income. The unit amounts used are as follows:

(In thousands except per unit amounts)	**2006**	2005	2004
Basic weighted average units outstanding	**53,957**	53,659	51,968
Effect of dilutive units:			
Unit options (Note 7)	**743**	1,123	1,163
Phantom units (Note 7)	**171**	168	184
Diluted weighted average units outstanding	**54,872**	54,950	53,315
Net income per unit – basic	**$ 1.62**	$ 3.00	$ 1.51
Net income per unit – diluted	**$ 1.59**	$ 2.93	$ 1.47

Weighted average unit options of 30,950 in 2006 were excluded from the diluted earnings per unit calculation, as they were anti-dilutive. No unit options were excluded from the 2005 or 2004 calculations.

(3) Acquisitions:

On June 30, 2006, the Partnership completed the acquisition of all of the outstanding shares of capital stock of Paramount Parks, Inc. ("PPI") from a subsidiary of CBS Corporation in a cash transaction valued at an aggregate cash purchase price of $1,243 million, prior to direct acquisition costs and certain adjustments per the purchase agreement related to working capital, which have yet to be finalized. Upon closing of the transaction, the Partnership acquired, indirectly through Magnum Management Corporation, its wholly owned subsidiary, the following amusement parks: Canada's Wonderland near Toronto, Canada; Kings Island near Cincinnati, Ohio; Kings Dominion near Richmond, Virginia; Carowinds near Charlotte, North Carolina; and Great America located in Santa Clara, California. The Partnership also acquired Star Trek: The Experience, an interactive adventure located in Las Vegas, and a management contract for Gilroy Gardens Family Theme Park in Gilroy, California.

The PPI results of operations since June 30, 2006 are included in the accompanying consolidated financial statements. The acquisition has been accounted for as a purchase, and accordingly the purchase price has been allocated to assets and liabilities acquired based upon their estimated fair values at the date of acquisition. The Partnership is in the process of obtaining third-party valuations of certain tangible and intangible assets, as well as developing its plan of integration; thus the allocation of the purchase price to assets and liabilities is subject to adjustment.

The following table shows the preliminary total purchase cost allocation and resulting goodwill:

(In thousands)	June 30, 2006
Current assets	$ 68,448
Property and equipment	1,065,258
Goodwill	309,905
Intangibles and other assets	77,160
Current liabilities	119,557
Deferred taxes and other liabilities	146,985

In connection with the acquisition of PPI, the Partnership terminated its existing term debt and revolving credit agreements and entered into a new $2,090 million credit agreement with several banks and certain "Lenders" party thereto (the "Credit Agreement"). For additional information regarding the Credit Agreement, see the discussion on Long-Term Debt in Note 5.

The Partnership's consolidated financial statements include the results of operations of PPI since June 30, 2006, the date of acquisition. The following unaudited summary information presents the consolidated results of operations of the Partnership on a pro forma basis, as if the PPI acquisition had occurred at the beginning of the periods presented.

(In thousands, except per unit amounts)	**12/31/06**	12/31/05
Net revenues	**$ 991,584**	$ 994,518
Operating income	**214,201**	182,630
Income before taxes	**59,706**	36,296
Net income	**35,427**	91,103
Net income per unit – diluted	**$ 0.65**	$ 1.66

The pro forma results include depreciation and amortization of fair value adjustments on property and newly created definite-lived intangibles and post-acquisition related charges. The pro forma results presented do not reflect cost savings, or revenue enhancements anticipated from the acquisition, and are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the periods presented, nor are they necessarily indicative of future consolidated results. Reflected in the 2005 results is a one time reversal of $62.6 million in contingent liabilities related to publicly traded partnership (PTP) taxes.

On April 8, 2004, the Partnership completed the acquisition of Six Flags Worlds of Adventure, located near Cleveland, Ohio, from Six Flags, Inc., in a cash transaction valued at $144.3 million. The transaction involved the acquisition of substantially all of the assets of the park, including the adjacent hotel and campground, but excluded all animals located at the park, all personal property assets directly related to those animals, the use of the name "Six Flags" and the intellectual property related to that name, and the license to use Warner Bros. characters, all of which were retained by Six Flags. The Partnership assumed the complete operations and management of the park as of April 9, 2004 and renamed the park "Geauga Lake." The transaction was financed with $75 million of term debt borrowings at a fixed rate of 4.72% and an average term of nine years, with the balance initially financed through the Partnership's expanded revolving credit agreement with a group of banks.

On July 20, 2004, the Partnership completed a public offering of 2,400,000 limited partner units at $30.00 per unit, and an additional 167,000 units were sold to the underwriters on August 17, 2004 to cover over-allotments. The Partnership used the net proceeds from the sale of the units (approximately $73.3 million) to repay borrowings under its revolving credit facility principally related to the acquisition of Geauga Lake.

Geauga Lake's assets, liabilities and results of operations since April 9, 2004 are included in the accompanying consolidated financial statements. The acquisition has been accounted for as a purchase, and accordingly the purchase price has been allocated to property and equipment ($144.2 million), inventories ($1.0 million) and current liabilities ($0.9 million) based upon their estimated fair values at the date of acquisition. Pro forma information related to this acquisition has not been presented in the financial statements as the effect of the acquisition was deemed not to be significant.

(4) Goodwill and Other Intangible Assets:

As further described in Note 3, goodwill acquired during 2006 was the result of the completion of the acquisition of PPI. In accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets," goodwill is not amortized, but is evaluated for impairment on an annual basis. A summary of changes in the Partnership's carrying value of goodwill is as follows:

Balance at December 31, 2004	$ 9,061
Balance at December 31, 2005	$ 9,061
Acquisition	309,905
Translation and other adjustments	(4,909)
Balance at December 31, 2006	$ 314,057

The Partnership's other intangible assets consisted of the following at December 31, 2006:

(In thousands)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Other intangible assets:				
Trade names	—	$ 51,526	$ —	$ 51,526
License / franchise agreements	10.0 years	14,146	1,015	13,131
Non-compete agreements	5.0 years	200	20	180
Total other intangible assets	9.9 years	$ 65,872	$ 1,035	$ 64,837

Amortization expense of other intangible assets for 2006 was $703,000. Amortization expense of other intangible assets at December 31, 2006, is expected to total $1.3 million from 2007 through 2011.

(5) Long-Term Debt:

Long-term debt at December 31, 2006 and 2005 consisted of the following:

(In thousands)	2006	2005
Revolving credit loans	$ 40,888	$ 105,850
Term debt:		
June 2006 U.S. term loan at 8.16% average rate (due 2007-2012)	1,467,625	—
June 2006 Canadian term loan at 7.85% average rate (due 2007-2012)	268,650	—
August 1994 senior notes at 8.43% (due 2006)	—	10,000
January 1998 senior notes at 6.68% (due 2007-2011)	—	50,000
August 2001 senior notes at 6.40% (due 2006-2008)	—	30,000
February 2002 senior notes at 6.44% average rate (due 2007-2015)	—	100,000
December 2003 senior notes at 5.38% average rate (due 2009-2018)	—	100,000
April 2004 senior notes at 4.72% (due 2011-2015)	—	75,000
	1,777,163	470,850
Less current portion	17,450	20,000
	$ 1,759,713	$ 450,850

In June 2006, and as amended in August 2006, in connection with the acquisition of PPI, the Partnership entered into a new $2,090 million credit agreement with several banks and certain "Lenders" party thereto (the "Credit Agreement"). On February 15, 2007 the Partnership amended the Credit Agreement reducing interest rate spreads on term borrowings under the agreement by 50 basis points (bps) and extending the maturity of the Canadian term loan six months. The facilities provided under the Credit Agreement are collateralized by substantially all of the assets of the Partnership.

Revolving Credit Loans

Under the amended Credit Agreement the Partnership has available a $310.0 million U.S. revolving loan commitments and a $35.0 million Canadian revolving loan commitments through August 30, 2011. As of December 31, 2006, borrowings under the credit facilities were $40.9 million at an effective rate of 7.3%. The maximum outstanding revolving credit balance during 2006 was $228.3 million under the credit facilities.

U.S. denominated borrowings under the U.S. revolving loan commitments and the Canadian revolving loan commitments bear interest at either a rate based on LIBOR plus a margin ranging from 175 to 250 basis points (bps) per annum or a rate based on prime plus a margin ranging from 75 to 150 bps. Canadian denominated borrowings under the Canadian revolving loan commitments bear interest at either a rate based on Bankers' Acceptance plus a margin ranging from 75 to 250 bps per annum or a rate based on the Canadian Prime Rate plus a margin ranging from 75 to 150 bps. The agreement also requires the Partnership to pay a commitment fee of 50 bps per annum on the unused portion of the credit facilities. The amended Credit Agreement also provides for the issuance of documentary and standby letters of credit.

Term Debt

The credit facilities provided under the amended Credit Agreement also include a $1,467.6 million U.S. term loan and a $268.7 million Canadian term loan as of December 31, 2006. All term debt bears interest at either a rate based on LIBOR plus 200 bps or a rate based on the prime rate plus 100 bps. The U.S. term loan matures on August 30, 2012, and amortizes at a rate of $14.8 million per year. The Canadian term loan matures on February 17, 2012, and amortizes at a rate of $2.7 million per year.

At December 31, 2006, taking into account the effect of the February 2007 amendment to the Credit Agreement, the scheduled annual maturities of term debt were as follows (in thousands):

2007	$ 17,450
2008	17,450
2009	17,450
2010	17,450
2011	17,450
Thereafter	1,649,025
	$ 1,736,275

The fair value of the aggregate future repayments on term debt at December 31, 2006, was approximately $1,688.2 million, based on borrowing rates currently available to the Partnership on long-term debt with similar terms and average maturities. The Partnership may prepay its debt without premium or penalty at any time.

The Partnership's policy is to capitalize interest on major construction projects. Interest of $1.2 million, $0.6 million and $1.2 million was capitalized in 2006, 2005 and 2004, respectively.

Covenants

Under the terms of the amended Credit Agreement, the Partnership, among other restrictions, is required to remain below a specified level of leverage, and above a minimum fixed charge coverage ratio. It is also required to comply with certain distribution coverage ratios. The Partnership was in compliance with all covenants as of December 31, 2006.

(6) Derivative Financial Instruments:

During 2006, the Partnership entered into several interest rate swap agreements which effectively converted $1.0 billion of its variable-rate debt to a fixed-rate of 7.6% after the February 2007 amendment to the Credit Agreement. Cash flows related to these interest rate swap agreements are included in interest expense over the term of the agreements, which are set to expire in 2012. The Partnership has designated these interest rate swap agreements and hedging relationships as cash flow hedges. The fair market value of these agreements at December 31, 2006, which was obtained from broker quotes, was recorded as a liability of $27.8 million in "Other Liabilities" on the balance sheet. No ineffectiveness was recorded in 2006.

In October 2006, the Partnership entered into two cross-currency swap agreements to manage its foreign currency risk exposure on term debt borrowings related to its wholly owned Canadian subsidiary. The cross-currency swaps effectively convert $268.7 million of debt, and the associated interest payments, from variable U.S. dollar denominated debt at a rate of LIBOR plus 200 bps to 6.9% fixed-rate Canadian dollar denominated debt. The terms of the cross-currency swaps mirror the terms of the underlying term debt. The Partnership designated the cross currency swaps as foreign currency cash flow hedges. The fair value of the cross-currency swaps was an asset of $4.3 million at December 31, 2006. This asset was recorded in "Other Assets" on the balance sheet. No ineffectiveness was recorded in 2006. The Partnership subsequently terminated these two swaps in February 2007 and received $3.9 million in cash upon termination. The swaps were replaced with two new cross-currency swap agreements, which effectively convert the variable U.S. dollar denominated debt, and the associated interest payments, to 6.3% fixed-rate Canadian dollar denominated debt.

(7) Partners' Equity:

Special L.P. Interests

In accordance with the Partnership Agreement, certain partners were allocated $5.3 million of 1987 and 1988 taxable income (without any related cash distributions) for which they received Special L.P. Interests. The Special L.P. Interests do not participate in cash distributions and have no voting rights. However, the holders of Special L.P. Interests will receive in the aggregate $5.3 million upon liquidation of the Partnership.

Equity-Based Incentive Plans

In August 2000, the Partnership's unitholders approved the establishment of an Equity Incentive Plan (the "Plan") allowing the award of up to 4.8 million unit options and other forms of equity as determined by the Compensation Committee of the Board of Directors as an element of compensation to senior management and other key employees. Grants are generally made by the Compensation Committee during regularly scheduled meetings. As of December 31, 2006, 1.5 million units remained available for issuance under the Plan.

Unit Options

Options are issued with an exercise price no less than the market price of the Partnership's units on the date of grant. Variable-price options have an exercise price that declines by the value of cash distributions declared on the underlying limited partnership units. All options vest ratably over a five-year period, or when other conditions are met, and have a maximum term of ten years. As of December 31, 2006, the Partnership had 1,034,900 variable-price options and 432,950 fixed-price options outstanding under the Plan. There were no unit options granted in 2006, 2005 or 2004.

Approximately $75,000, $1.1 million and $4.5 million in non-cash compensation expense related to unit options was recognized in 2006, 2005 and 2004, respectively. These amounts are included in "Selling, General and Administrative Expense" in the accompanying consolidated statements of operations.

Prior to the adoption of SFAS No. 123(R), the Partnership presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires the cash flows from tax benefits resulting from tax deductions in excess of compensation costs recognized for those options (excess tax benefits) to be classified as financing cash flows. As a result, the benefit of tax deductions in excess of recognized compensation cost included in net financing cash flows for the year ended December 31, 2006 was $946,000.

The Partnership has a policy of issuing limited partnership units from treasury to satisfy option exercises and expects its treasury unit balance to be sufficient for 2007, based on estimates of option exercises for that period. A summary of unit option activity is presented below:

	2006	
	Unit Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,894,330	$ 13.59
Granted	—	—
Exercised	(424,080)	10.67
Forfeited	(2,400)	22.34
Outstanding, end of year	1,467,850	$ 12.77
Options exercisable, end of year	1,401,850	$ 12.21

Cash received from unit option exercises totaled $749,000 in 2006, $866,000 in 2005, and $86,000 in 2004.

The following table summarizes information about unit options outstanding at December 31, 2006:

	Options Outstanding				Options Vested	
Type	Range of Exercise Prices	Unit Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Unit Options	Weighted Average Exercise Price
Variable	$ 7.39 - $22.96	1,034,900	3.2 years	$ 8.55	1,030,573	$ 8.49
Fixed	$17.85 - $28.45	432,950	4.9 years	22.86	410,515	22.69
Outstanding at year-end	$ 7.39 - $28.45	1,467,850	3.7 years	$ 12.77	1,441,088	$ 12.53
Aggregate intrinsic value		$ 22,094,166			$ 22,031,570	

The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $6.8 million, $8.2 million, and $4.8 million, respectively.

A summary of the status of the Partnership's nonvested unit options at December 31, 2006 is presented below:

	Unit Options	Weighted Average Grant-Date Fair Value
Nonvested, beginning of year	96,877	$ 2.98
Granted	—	—
Vested	(68,565)	2.83
Forfeited	(1,550)	2.68
Nonvested, end of year	26,762	$ 3.41

As of December 31, 2006, unrecognized compensation cost related to unit options totaled approximately $91,300. The cost is expected to be recognized over a weighted-average period of 1.4 years. The total fair value of units vested during 2006 was approximately $193,800.

Senior Management Long-Term Incentive Compensation

In 2002, the Partnership established a long-term incentive compensation plan for senior management, under which annual awards of "phantom units" are made based upon the Partnership's operating performance. The awards accrue additional "phantom units" on the date of each quarterly distribution paid by the Partnership, calculated at the NYSE closing price on that date. Awards vest over a four-year period and can be paid with cash, limited partnership units, or a combination of both. The effect for outstanding "phantom units" has been included in the diluted earnings per unit calculation, as half of the awards are expected to be settled in limited partnership units. Approximately $2.3 million, $1.4 million and $1.1 million in compensation expense related to "phantom units" was recognized in 2006, 2005 and 2004, respectively. These amounts are included in "Selling, General and Administrative Expense" in the accompanying consolidated statements of operations.

During 2006, 74,862 "phantom units" were awarded at a grant price of $28.96 per unit. At year-end, the Partnership had 240,632 phantom units outstanding, 206,188 of which were vested, at a weighted average price of $27.82 per unit. The aggregate market value of the "phantom units" vested at year-end, which has been reflected on the balance sheet in "Other liabilities," was $5.7 million in 2006 and $5.5 million in 2005. At December 31, 2006, unamortized compensation related to unvested phantom unit awards totaled $958,221, which is expected to be amortized over a weighted average period of 2.7 years.

(8) Retirement Plans:

The Partnership has trusteed, noncontributory retirement plans for the majority of its full-time employees. Contributions are discretionary and amounts accrued were $3,411,000 in 2006, $2,742,000 in 2005 and $3,556,000 in 2004. These plans also permit employees to contribute specified percentages of their salary, matched up to a limit by the Partnership. Matching contributions, net of forfeitures, approximated $1,489,000 in 2006, $1,246,000 in 2005 and $754,000 in 2004.

In addition, approximately 135 employees are covered by union-sponsored, multi-employer pension plans for which approximately $767,000, $660,000 and $654,000 were contributed for the years ended December 31, 2006, 2005, and 2004, respectively. The Partnership believes that, as of December 31, 2006, it would have no withdrawal liability as defined by the Multi-employer Pension Plan Amendments Act of 1980.

(9) Income and Partnership Taxes

Federal and state tax legislation in 1997 provided a permanent income tax exemption to existing publicly traded partnerships (PTP), such as Cedar Fair, L.P., with a new tax (the PTP tax) levied on partnership gross income (net revenues less cost of food, merchandise and games) beginning in 1998. Also, under SFAS No. 109, "Accounting for Income Taxes," income taxes are recognized for the amount of taxes payable by the Partnership's corporate subsidiaries for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. As such, the Partnership's total provision for taxes includes amounts for both the PTP tax and for income taxes on the Partnership's corporate subsidiaries. The Partnership's 2006 tax provision is $39.1 million, which is composed of $7.9 million and $31.2 million, for the PTP tax and income taxes, respectively.

Reflected in the 2005 provision for taxes is the reversal of $62.6 million of contingent liabilities recorded from 1998 through 2004 related to PTP taxes. The accrual was established when the PTP taxes first came into effect, because the Partnership could not be certain at that time how the taxes would be applied. Now after a number of years of filing returns, management has more complete evidence as to how the taxes are imposed, including the completion of examinations of the Partnership's tax filings. Based on this evidence, management determined that the accrual was no longer required and reversed the $62.6 million of contingent liabilities into income in 2005. The adjustment to the PTP tax accrual, which was partially offset by PTP taxes payable for the year and the impact of the tax attributes of the Partnership's corporate subsidiaries, resulted in a 2005 net credit for taxes of $49.3 million, which is composed of a $53.7 million credit and $4.4 million provision, for the PTP tax and income taxes, respectively.

The Partnership provides reserves for liabilities that may arise from tax exposures that result from specific positions taken in its tax returns or from tax planning strategies employed to minimize its tax liabilities. Management determines tax exposure items based on positions asserted by tax authorities, as well as management's own assessment of exposures from unasserted items. The calculation of the provision for taxes involves significant estimates and assumptions and actual results could differ from those estimates.

The tax returns of the Partnership are subject to examination by state and federal tax authorities. If such examinations result in changes to taxable income, the tax liability of the partners could be changed accordingly. The tax returns of the Partnership and its corporate subsidiaries have been examined through December 2003 and March 1999, respectively.

Significant components of income before income taxes are as follows:

(In thousands)	**2006**	2005
Domestic	**$ 102,717**	$ 111,576
Foreign	**23,847**	—
	$ 126,564	$ 111,576

The provision (benefit) for income taxes is comprised of the following:

(In thousands)	**2006**	2005
Income taxes:		
Current federal	**$ 6,924**	$ 5,967
Current state and local	**2,197**	1,475
Current foreign	**9,470**	—
Total current	**18,591**	7,442
Deferred federal, state and local	**13,204**	(3,071)
Deferred foreign	**(631)**	—
Total deferred	**12,573**	(3,071)
	$ 31,164	$ 4,371

The provision for income taxes for the Partnership's corporate subsidiaries was not material in 2004.

The provision for income taxes for the Partnership's corporate subsidiaries differs from the amount computed by applying the U.S. federal statutory income tax rate of 35% to the Partnership's income before provision for income taxes.

The sources and tax effects of the differences are as follows:

(In thousands)	**2006**	2005
Income tax expense based on the U.S. federal statutory tax rate	**$ 44,297**	$ 39,052
Partnership income not subject to corporate income taxes	**(20,921)**	(34,776)
State and local taxes, net of federal income tax benefit	**4,560**	238
Valuation allowance	**2,895**	—
Nondeductible expenses and other	**641**	58
Tax credits	**(308)**	(201)
	$ 31,164	$ 4,371

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of deferred tax assets and liabilities as of December 31, 2006 and 2005 are as follows:

(In thousands)	**2006**	2005
Deferred tax assets:		
Options and deferred compensation	**$ 13,348**	$ 12,258
Accrued expenses	**7,582**	2,017
Foreign tax credits	**4,454**	—
Derivatives and foreign currency translation	**5,761**	—
Other, net	**689**	866
Deferred tax assets	**31,834**	15,141
Valuation allowance	**(2,895)**	—
Net deferred tax assets	**28,939**	15,141
Deferred tax liabilities:		
Property	**(147,636)**	6,546
Intangibles	**(10,908)**	—
Deferred tax liabilities	**(158,544)**	6,546
Net deferred tax asset (liability)	**$ (129,605)**	$ 8,595

As of December 31, 2006, the Partnership has $4.5 million of foreign tax credit carryforwards available for U.S. federal income tax purposes. A valuation allowance has been recorded in the current year to reflect uncertainties regarding the use of these foreign tax credits before they begin expiring in 2016. The valuation allowance is based on estimates of taxable income from the foreign jurisdictions in which it operates and the period over which its deferred tax assets will be realized.

The net current and non-current components of deferred taxes recognized as of December 31, 2006 and 2005 in the consolidated balance sheets are as follows:

(In thousands)	**2006**	2005
Net current deferred tax asset	**$ 17,196**	$ 3,077
Net non-current deferred tax asset (liability)	**(146,801)**	5,518
Net deferred tax asset (liability)	**$ (129,605)**	$ 8,595

The net current deferred tax asset amounts are included in "Prepaids and other current assets," and the net non-current deferred tax asset and liability amounts are reported separately in "Other Assets" and "Deferred Tax Liability," respectively, in the accompanying consolidated balance sheets.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Partnership will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect, if any, of adopting FIN 48 will be recorded in retained earnings and other accounts, such as goodwill, as applicable. The Partnership does not expect that the adoption of FIN 48 will have a significant impact on the Partnership's financial position and results of operations.

(10) Operating Lease Commitments and Contingencies:
The Partnership has commitments under various operating leases at its parks. Minimum lease payments under non-cancelable operating leases as of December 31, 2006 are as follows:

2007	$	7,444
2008		6,670
2009		6,111
2010		378
2011		223
Thereafter		1,162
	$	21,988

The Partnership is also a party to a number of lawsuits arising in the normal course of business. In the opinion of management, these matters will not have a material effect in the aggregate on the Partnership's financial statements.

Report Of Independent Registered Public Accounting Firm

To the Partners of Cedar Fair, L.P.:

We have audited the accompanying consolidated balance sheets of Cedar Fair, L.P. and subsidiaries (the "Partnership") as of December 31, 2006 and 2005, and the related consolidated statements of operations, partners' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cedar Fair, L.P. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Partnership's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report (not presented herein) dated February 28, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Partnership's internal control over financial reporting and an unqualified opinion on the effectiveness of the Partnership's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Cleveland, Ohio
February 28, 2007

Unitholder Return Performance Graph

The graph below shows a comparison of the five-year cumulative total return (assuming all distributions/ dividends reinvested) on Cedar Fair limited partnership units, the S&P 500 Index, the S&P 400 Index and the S&P – Movies and Entertainment Index, assuming investment of $100 on December 31, 2001



$160
$120
$80
$40
01
02
03
04
05
06
Cedar Fair Entertainment Company
S&P 500
S&P 400
S&P Movies & Entertainment

	Base Period 2001	Return 2002	Return 2003	Return 2004	Return 2005	Return 2006
Cedar Fair	$ 100.00	$ 102.04	$ 141.94	$ 160.63	$ 158.00	$ 156.89
S&P 500	100.00	77.90	100.25	111.16	116.61	135.03
S&P 400	100.00	85.49	115.94	135.05	152.01	167.69
S&P Movies & Entertainment	100.00	62.42	78.93	79.79	70.47	90.38







Quarterly Operating Results [1]

Quarterly operating results for 2006 and 2005, are presented in the table below (in thousands, except per unit amounts):

(Unaudited)	Net revenues	Operating income (loss)	Net income (loss)	Net income (loss) per limited partner unit - basic	Net income (loss) per limited partner unit - diluted
2006					
1st Quarter	**$ 23,945**	**$ (27,694)**	**$ (26,504)**	**$ (0.49)**	**$ (0.49)**
2nd Quarter	**145,429**	**19,872**	**11,060**	**0.21**	**0.20**
3rd Quarter	**542,149**	**229,201**	**132,903**	**2.46**	**2.42**
4th Quarter	**119,866**	**(1,883)**	**(29,982)**	**(0.55)**	**(0.55)**
	$ 831,389	**$ 219,496**	**$ 87,477**	**$ 1.62**	**$ 1.59**
2005					
1st Quarter	$ 24,801	$ (27,445)	$ (24,564)	$ (0.46)	$ (0.46)
2nd Quarter	148,852	22,361	12,270	0.23	0.22
3rd Quarter	317,025	136,173	170,831	3.18	3.11
4th Quarter	78,029	6,233	2,315	0.04	0.04
	$ 568,707	$ 137,322	$ 160,852	$ 3.00	$ 2.93

(1) To assure that our highly seasonal operations will not result in misleading comparisons of interim periods, the Partnership has adopted the following reporting procedures: (a) seasonal operating costs are expensed over the operating season, including some costs incurred prior to the season, which are deferred and amortized over the season, and (b) all other costs are expensed as incurred or ratably over the entire year.



11-Year Selected Financial Data

For the years ended Dec. 31, *(in thousands except per unit and per capita amounts)*	2006[1]	2005	2004[2]	2003
Operating Data				
Net revenues	$ 831,389	$ 568,707	$ 541,972	$ 509,976
Operating income	219,496	137,322	117,830	125,149
Income before taxes	126,564	111,576	97,030	103,806
Net income	87,477	160,852	78,315	85,888
Net income per unit - basic	1.62	3.00	1.51	1.70
Net income per unit - diluted	1.59	2.93	1.47	1.67
Financial Position				
Total assets	$ 2,510,921	$ 1,024,794	$ 993,208	$ 819,341
Working capital (deficit)	(54,750)	(90,123)	(88,557)	(81,917)
Long-term debt	1,777,163	470,850	462,084	368,647
Partners' equity	410,615	434,234	370,483	308,891
Distributions				
Declared per limited partner unit [6]	$ 1.41	$ 1.84	$ 1.80	$ 1.76
Paid per limited partner unit	1.87	1.83	1.79	1.74
Other Data				
Depreciation and amortization	$ 90,703	$ 55,765	$ 50,690	$ 44,693
Adjusted EBITDA [7]	310,274	194,200	173,018	175,707
Capital expenditures	59,458	75,655	75,878	39,789
Combined attendance [8]	19,317	12,738	12,635	12,245
Combined guest per capita spending [9]	$ 38.71	$ 37.68	$ 36.59	$ 35.48

(1) Operating results for the Paramount Parks are included for the period subsequent to their acquisition date in June 2006.

(2) Operating results for Geauga Lake are included for the period subsequent to its acquisition in April, 2004.

(3) Operating results for Michigan's Adventure and Knott's Soak City - Palm Springs are included for the periods subsequent to their respective acquisition dates in 2001.

(4) The 2000 operating results include a $7.8 million, or $0.15 per unit, non-recurring cost to terminate general partner fees.

(5) Knott's Berry Farm is included in 1997 data only for the three days subsequent to its acquisition on December 29, 1997.

(6) The declaration of the 2006 fourth quarter distribution, which was payable February 15, 2007, did not occur until January 2007. Therefore, 2006 distributions declared reflect only three quarterly distribution declarations, while four quarterly payments were made in the year.

(7) Adjusted EBITDA represents earnings before interest, taxes, depreciation, and certain other non-cash costs. A reconciliation of adjusted EBITDA to operating and net income (the most comparable financial measures) is provided in the table on page 7.

(8) Combined attendance includes attendance figures from the 12 amusement parks, five separately gated outdoor water parks, and Star Trek: The Experience.

(9) Combined guest per capita spending includes all amusement park, outdoor water park, causeway tolls and parking revenues for the amusement park and water park operating seasons. Revenues from indoor water park, hotel, campground, marina and other out-of-park operations are excluded from these statistics.


Beach Beagle

2002	2001[3]	2000[4]	1999	1998	1997[5]	1996
502,851	$ 477,256	$ 472,920	$ 438,001	$ 419,500	$ 264,137	$ 250,523
21,192	98,557	115,516	116,755	112,608	76,303	81,121
88,576	74,414	94,159	101,384	97,948	68,458	74,179
71,417	57,894	77,806	85,804	83,441	68,458	74,179
1.41	1.14	1.51	1.64	1.62	1.48	1.60
1.39	1.13	1.50	1.63	1.58	1.47	1.59
22,257	$ 810,231	$ 764,143	$ 708,961	$ 631,325	$ 599,619	$ 304,104
77,101)	(69,832)	(88,646)	(62,375)	(56,264)	(40,472)	(27,511)
75,150	383,000	300,000	261,200	200,350	189,750	87,600
05,320	308,250	330,589	349,986	341,991	285,381	169,994
1.66	$ 1.60	$ 1.53	$ 1.43	$ 1.29	$ 1.27	$ 1.20
1.65	1.58	1.50	1.39	1.29	1.26	1.18
41,682	$ 42,486	$ 39,572	$ 35,082	$ 32,065	$ 21,528	$ 19,072
70,103	152,704	162,915	151,837	144,673	97,831	100,193
55,279	47,801	93,487	80,400	68,055	44,989	30,239
12,380	11,890	11,703	11,224	11,450	7,405	7,445
34.50	$ 34.41	$ 34.75	$ 33.72	$ 32.38	$ 31.38	$ 30.59

Stock Listing and Distribution Information

Cedar Fair, L.P. Depositary Units representing limited partner interests are listed for trading on The New York Stock Exchange under the symbol "FUN" (CUSIP 150185 10 6). As of January 31, 2007, there were approximately 9,500 registered holders of Cedar Fair, L.P. Depositary Units, representing limited partner interests, including 4,950 participants in the Partnership's distribution reinvestment plan. The cash distributions declared and the high and low prices of the Partnership's units are shown in the table below:

	Distribution Declared	Distribution Paid	High	Low
2006				
4th Quarter [1]	**$ —**	**$ 0.47**	**$ 28.23**	**$ 26.01**
3rd Quarter	**0.47**	**0.47**	**26.75**	**24.12**
2nd Quarter	**0.47**	**0.47**	**29.50**	**25.62**
1st Quarter	**0.47**	**0.46**	**29.90**	**27.81**
2005				
4th Quarter	$ 0.46	$ 0.46	$ 30.58	$ 25.66
3rd Quarter	0.46	0.46	33.01	28.34
2nd Quarter	0.46	0.46	32.49	29.50
1st Quarter	0.46	0.45	34.00	30.00

(1) The declaration of the 2006 fourth quarter distribution, which was payable February 15, 2007, did not occur until January 2007.

Tax Information

Cedar Fair Entertainment Company is a publicly-traded partnership ("PTP"). The PTP structure is an attractive business form because it allows the Partnership to pay out the majority of its earnings to its owners without first paying significant federal and state income taxes at the entity level, avoiding what is known in the corporate form as double taxation of earnings. Beginning in 1998, the Partnership is, however, subject to a special tax on its gross income in order to retain the PTP status.

Ownership of Cedar Fair Entertainment Company units is different from an investment in corporate stock. Cash distributions made by the Partnership are treated as a reduction of basis and are generally not taxable. Instead, unitholders must pay tax only on their pro rata share of the Partnership's taxable income, which is generally lower. The Partnership provides the tax information necessary for filing each unitholder's federal, state and local tax returns on I.R.S. Schedule K-1 in early March each year.

The tax consequences to a particular unitholder will depend on the circumstances of that unitholder; however, income from the Partnership may not be offset by passive tax losses from other investments. Prospective unitholders should consult their tax or financial advisors to determine the federal, state and local tax consequences of ownership of our limited partnership units.

Ownership of limited partnership units by IRA's, pension and profit-sharing plans and other tax-exempt organizations, nonresident aliens, foreign corporations and other foreign persons, and regulated investment companies may require different tax reporting than a holding of corporate stock.

Tax Information via the Internet

Beginning in early March, unitholders may access their individual tax information via the Partnership's Investor Relations web site at www.cedarfair.com.

Unitholder Distribution Reinvestment and Employee Unit Purchase Plan

Cedar Fair is pleased to extend to its partners and full-time employees the opportunity to participate in the Unitholder Distribution Reinvestment and Employee Unit Purchase Plan ("Plan"). This Plan provides an inexpensive and convenient way for you to increase your investment in Cedar Fair. Participation is totally voluntary. If you are a registered holder of at least 50 Cedar Fair units, or if you are a regular full-time employee of the Partnership, you may join or withdraw at any time.

The Plan is administered by the Partnership's transfer agent, American Stock Transfer & Trust Company. Should you choose to participate, American Stock Transfer, as your agent, will use your quarterly distributions and voluntary cash contributions, including employee payroll deductions, to purchase additional units of Cedar Fair. Cedar Fair pays all brokerage fees and service charges for the purchase of these units.

You may obtain a pamphlet describing the Plan and the enrollment information by calling American Stock Transfer at (800) 278-4353.

Available Information

Copies of the Partnership's Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports as filed or furnished with the Securities and Exchange Commission, are available without charge upon written request to the Partnership's Investor Relations Office or through its web site at www.cedarfair.com.

You may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at http://www.sec.gov that contains the Partnership's reports, proxy statements and other information.

Unitholder Inquiries

Communication regarding address changes, distributions, lost certificates, etc. should be directed to:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449
www.amstock.com

General Counsel
Squire, Sanders & Dempsey L.L.P.
Cleveland, Ohio

For more information regarding the Partnership, please contact:
Stacy L. Frole
Director – Investor Relations
One Cedar Point Drive
Sandusky, OH 44870-5259
(419) 627-2233
Fax (419) 627-2260
email: investing@cedarfair.com

Independent Auditor
Deloitte & Touche LLP
Cleveland, Ohio



Board of Directors

Richard L. Kinzel
Chairman, President & Chief Executive Officer
Cedar Fair Management, Inc.

Darrel D. Anderson[2][3]
Retired General Partner, Knott's Berry Farm
Buena Park, California

Richard S. Ferreira[1][2][3]
Retired Executive Vice President &
Chief Financial Officer, Golf Hosts, Inc.
(Golf Resorts) Tarpon Springs, FL

Michael D. Kwiatkowski[1][2][3]
Chairman, PCS II
(Food service consulting) Danville, CA

David L. Paradeau[2][3]
Owner & Chief Executive Officer,
Minnesota Zephyr Limited
(Dining and recreation) Stillwater, MN

Steven H. Tishman
Managing Director, Rothschild, Inc.
(Investment banking) New York, NY

Thomas A. Tracy[1]
Retired Partner, Arthur Andersen LLP
(Certified Public Accountants) Cleveland, OH

[1] Member of Audit Committee
[2] Member of Compensation Committee
[3] Member of Nominating/Corporate Governance Committee

Corporate Officers

Richard L. Kinzel
Chairman, President & Chief Executive Officer

Jacob T. Falfas
Chief Operating Officer

Peter J. Crage
Corporate Vice President –
Finance and Chief Financial Officer

Robert A. Decker
Corporate Vice President – Planning & Design

Craig J. Freeman
Vice President – Administration

Brian C. Witherow
Vice President & Corporate Controller

H. Philip Bender
Regional Vice President













Cedar Fair
Entertainment Company

One Cedar Point Drive
Sandusky, OH 44870-5259

cedarfair.com   NYSE: FUN


END

